March 16, 2007

Via EDGAR and Overnight Delivery

John L. Krug

U.S. Securities and Exchange Commission

100 F Street, N.W.

Mail Stop 6010

Washington, DC 20549

Re:	NeurogesX, Inc.
Registration Statement on Form S-1 (File No. 333-140501)

Dear Mr. Krug:

On behalf of NeurogesX, Inc. (“NeurogesX” or the “Company”), we are responding to the Staff’s letter dated March 6, 2007 (the “Comment Letter”), relating to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). In response to the comments set forth in the Comment Letter, the Registration Statement has been amended and NeurogesX is filing pre-effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”) with this response letter. For your convenience, we have repeated the Staff’s comments below in bold face type before each of our responses below. The numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. References to “we,” “our” or “us” mean the Company or its advisors, as the context indicates. All page numbers referenced in our responses to the Staff’s comments refer to Amendment No.1, unless the context otherwise requires.

FORM S-1

General

1.	Please provide updated financial statements and financial information throughout the filing pursuant to Rule 3-12 of Regulation S-X.

In response to the Staff’s comment, we confirm the financial statements and financial information throughout the filing have been updated pursuant to Rule 3-12 of Regulation S-X.

John L. Krug

U.S. Securities and Exchange Commission

March 16, 2007

2.	Please provide us proofs of all graphic, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding these materials.

In response to the Staff’s comment, we confirm that we will provide the Staff with proofs of all graphic, visual, or photographic information the Company intends to provide in the printed prospectus prior to its use. We respectfully advise the Staff that the Company has no current intention to include cover art in the printed prospectus.

3.	Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.

In response to the Staff’s comment, we confirm that the Company will file an amendment contain pricing-related information prior to circulating a prospectus.

4.	Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide. We interpret this to mean your range may not exceed $2 if you price below $20 and 10% if you price above $20.

In response to the Staff’s comment, we confirm that when we file a pre-effective amendment that includes a price range, the price range will be bona-fide in accordance with the Staff’s interpretation.

5.	Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

In response to the Staff’s comment, we note that where the Staff has provided examples, they are not complete lists. We further confirm that where the Staff’s comments were applicable to portions of the filing that were not cited as examples, we have made the appropriate changes in accordance with the comments to such applicable portions of the filing.

6.	Comments related to your request for confidential treatment will be provided under separate cover. Please be advised that we will not be in a position to consider a

John L. Krug

U.S. Securities and Exchange Commission

March 16, 2007

request for acceleration of effectiveness of the registration statement until we resolve all issues concerning the confidential treatment request.

In response to the Staff’s comment, we confirm that we are aware that the Staff will not consider a request for acceleration of effectiveness of the registration statement until the Staff has resolved all issues concerning the confidential treatment request.

Prospectus Summary, page 1

7.	Please expand the discussion to briefly indicate that you have no products approved for commercial sale and you have not generated any revenues from commercial sales.

In response to the Staff’s comment, we have revised the disclosure to indicate that we currently have no products approved for commercial sale and have not generated any revenues.

8.	Please expand the discussion to briefly describe how the 30 and 60 minute applications differ. For example, is the duration of treatment related to the nature of the indication?

In response to the Staff’s comment, we respectfully advise the Staff that the Company believes that the current disclosure is accurate, since clinical studies have demonstrated that both the 30 and 60 minute applications can have clinically-meaningful pain relief. At this time, prior to receipt of any marketing approvals, the Company cannot predict whether there will be any regulatory requirement to distinguish between a 30 and 60 minute application, either for a particular indication, or across all indications, that may be approved.

The Offering, page 4

9.	We note the disclosure in the “Use of Proceeds” section. Please revise the embedded list setting forth the net proceeds purposes in bullet point format.

In response to the Staff’s comment, we have revised the embedded list into bullet point format.

John L. Krug

U.S. Securities and Exchange Commission

March 16, 2007

“Our clinical trials may fail to demonstrate adequately the safety and efficacy of our product candidates...”, page 8

10.	Please expand the discussion to indicate the nature of any material adverse side effects observed in your previous trials.

In response to the Staff’s comment, we have expanded the discussion to indicate the nature of any material adverse side effects observed in the Company’s previous trials.

“We rely on third parties to conduct our clinical trials...”, page 10

11.	Please identify the third parties you substantially rely upon for conducting your clinical trials. Also, to the extent you have any agreements with such parties, please so indicate and describe in your business section the material terms of the agreement(s). You should also file the agreements as exhibits to the registration statement. If you have determined that you are not substantially dependent on these parties, please provide us with an analysis supporting this determination and disclose the number of parties you engage to conduct your clinical trials.

In response to the Staff’s comment, we respectfully advise the Staff that the Company does not view its clinical development operations to be substantially dependent on any third parties. Currently, the Company manages the execution of its clinical studies and utilizes many service providers to perform certain elements of the clinical trial execution. For example, the Company contracts directly with numerous clinical investigator sites for the treatment of patients under approved protocols, several clinical research organizations to assist the company with such tasks as data management, statistical analysis and evaluation, and contractors both individually and through consulting firms to assist the Company with quality assurance and clinical site monitoring. In addition, while the Company does have, in one case, a contract research organization that acts as an intermediary between the Company and certain trial sites, the Company believes that it can effectively carry out clinical trial supervision on its own, and has the ability to contract directly with the trial sites managed by this contract research organization. As a consequence, the Company believes that it is not substantially dependent on any one third party service provider in the execution of its clinical studies. We further advise the Staff that the risks identified in the referenced risk factor are relevant to the Company’s business even though there are no third parties upon which it substantially relies.

John L. Krug

U.S. Securities and Exchange Commission

March 16, 2007

“We have no manufacturing capabilities...”, page 12

12.	Please identify the third parties you substantially rely upon for the manufacture and packaging of your drug candidates. You should also file the agreements as exhibits to the registration statement and include a discussion of the material terms of these agreements in the “Business” section. If you believe you are not substantially dependent on these parties, please provide us with an analysis supporting this determination, including a discussion of the number of manufacturers capable of producing your product. If there are a limited number, discuss the potential adverse impact this could have on your future operations.

In response to the Staff’s comment, we respectfully direct the Staff’s attention to Business – Manufacturing in the Registration Statement, where the Company discloses the identities of the third parties with which it contracts for the manufacture of NGX-4010: Formosa Laboratories for manufacture of synthetic capsaicin, LTS Lohmann Therapie-Systeme, AG (“LTS”) for manufacture of the patch, Contract Pharmaceuticals for manufacture of the cleansing gel and Grenzach Produktions GmbH for obtaining the remaining components of the NGX-4010 treatment kit and assembly of such kit. The Company has further disclosed that, even though it currently relies on single entities for actual supply, it believes that there are potential alternative manufacturers for all components of NGX-4010, other than the patch itself manufactured by LTS. Because, as disclosed in Amendment No.1, the Company is contractually obligated to retain LTS as its exclusive clinical supplier of the NGX-4010 patch, it believes that its operations are substantially dependent upon LTS’ manufacturing efforts. As a result, the Company has filed the Clinical Supply, Development and License Agreement (the “LTS Agreement”) as an exhibit to the Registration Statement, and has disclosed those terms that it believes to be material in the Business section. However, in light of the Staff’s comment, and comment 31 below, we have made revisions to the disclosures with respect to the discussion of the material terms of the LTS Agreement.

With respect to the other components of the NGX-4010 treatment kit, the Company has identified two companies as potential manufacturers of synthetic capsaicin, multiple companies as potential manufacturers of the cleansing gel and potential suppliers of other NGX-4010 treatment kit components and assemblers of such kit. We note that the Company had filed the Contract Pharmaceuticals Manufacturing and Supply Agreement as an exhibit to the Registration Statement, but on re-consideration concluded that this agreement is not a material contract within the meaning of Regulation S-K Item

John L. Krug

U.S. Securities and Exchange Commission

March 16, 2007

601(b)(10), as the business of the Company is not substantially dependent on such agreement. As a result, this agreement had been removed as an exhibit to the Registration Statement as reflected in Amendment No.1.

“We face potential product liability exposure...”, page 13

13.	Please expand the discussion to quantify the extent of your product liability coverage.

We respectfully advise the Staff that we believe the current disclosure that “we currently have product liability insurance coverage for our clinical trials with limits that we believe are customary and adequate” provides the potential investor with adequate disclosure on this point. We do not believe that quantifying the extent of the product liability coverage, especially in light of the fact that this is a development stage company, provides meaningful additional information. Additionally, we believe that the dollar limits of product liability coverage constitute commercially sensitive information, the public disclosure of which could harm the Company.

“We depend on key personnel. If we are not able to retain them, our business will suffer.” – page 15

14.	Please identify the principal members of your management and scientific staff upon whom you are dependent. In addition, discuss the extent to which you have employment agreements with these individuals.

In response to the Staff’s comment, we respectfully submit that our named executive officers listed in the Registration Statement are the members of management and scientific staff upon whom the Company is dependent. The employment agreements that the Company has with these individuals are described in the Registration Statement in Management – Employment Agreements.

15.	Please briefly describe the material term and termination provisions of your employment contracts, if any, with key executives.

In response to the Staff’s comment, we respectfully direct the Staff’s attention to Management – Employment Agreements in the Registration Statement, which sets forth the material terms of the Company’s employment agreements with its key executive officers.

John L. Krug

U.S. Securities and Exchange Commission

March 16, 2007

16.	To the extent you have experienced problems attracting and retaining key executives and scientists in the recent past, please revise the discussion to describe these problems. Additionally, if any key employee has plans to retire or leave your company in the near future, please revise the discussion to disclose this information.

In response to the Staff’s comment, we respectfully advise the Staff that while the Company has found the marketplace for attracting key executives and scientists to be highly competitive, it has not had particular problems with regard to such efforts in the recent past. In addition, the Company does not have any knowledge that a key employee plans to retire or otherwise cease to be a service provider to the Company.

“Our management and auditors have identified material weaknesses in our internal controls...”, page 15

17.	Please update the discussion to include your fiscal 2006 financial statement audit.

In response to the Staff’s comment, we have updated the discussion to include the Company’s fiscal 2006 financial statement audit.

Use of proceeds,” page 24

18.	Please clarify what stage of development you expect to achieve for each indication for your product candidates using the proceeds from the offering. Please identify the sources and amounts of additional funding, e.g. existing cash, that would be needed in order to bring each of the four products (NGX-4010 in PHN, HIV-DSP, and PDN and NGX-1998) in clinical development to the status expected as a result of the application of proceeds.

In response to the Staff’s comment, we have clarified the stage of development we expect to achieve for each indication with the proceeds of the offering on page 25. No other sources of additional funding (i.e., existing cash) are anticipated to bring clinical development to the status expected as a result of the application of the proceeds.

John L. Krug

U.S. Securities and Exchange Commission

March 16, 2007

19.	Please state an approximate dollar amount that may be used for marketing activities and repayment of indebtedness.

In response to the Staff’s comment, we have clarified that the proceeds may be used for accelerated repayment of the indebtedness and have listed the principal dollar amount outstanding under the indebtedness as of December 31, 2006. We have eliminated reference to the use of proceeds for marketing activities, because such activities will be subsumed under general and administrative activities.

Capitalization, page 25

20.	Within the capitalization table, please revise to include the current portion of long-term debt.

In response to the Staff’s comment, we have revised the capitalization table to include the current portion of long-term debt.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

Research and Development Expenses, page 31

21.	While you do not account for your internal research and development costs on a project basis, please provide as much quantitative and qualitative disclosure as possible about the amount of costs, both internal and external, incurred during each period presented and incurred to date on each of your major research and development projects. In addition, please reconcile these amounts to the research and development expense reported on your statements of operations. To the extent that you can not attribute costs to each project, please explain why management does not maintain and evaluate those costs by project.

In response to the Staff’s comment, we have clarified our discussion of research and development costs to indicate that approximately 95% of the Company’s external research and development costs over the past three years have been directly related to its lead product candidate NGX-4010. Given the relative immateriality of costs associated with other development programs, we believe that additional quantification is not

John L. Krug

U.S. Securities and Exchange Commission

March 16, 2007

meaningful. With regard to internal costs, we believe that internal costs are attributable to NGX-4010 versus other development programs in similar proportion to external costs. As a result, to date, management of the Company has not found it material to allocate internal costs to individual research and development programs and has not put processes or systems in place to track internal costs on a project basis. We have clarified our disclosure to reflect management’s belief that internal research and development costs are reasonably similar in proportion to external costs.

22.	While you are unable to determine with certainty the duration and completion costs of your research and development projects, and do not know for certain when and to what extent future revenues will materialize, please provide as much estimated qualitative and quantitative disclosure as possible. We believe that including disclosures about estimated future expenses related to your major research and development projects in the MD&A would be useful for investors. Please refer to the Division of Corporation Finance “Current Issues and Rulemaking Projects Quarterly Update” under section VIII – Industry Specific Issues – Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address: http://www.sec.gov/divisions/corpfin/cfcrq032001.htm. To the extent that information requested above is not estimable, disclose that fact and the reason why it is not estimable.

In response to the Staff’s comment, we respectfully advise the Staff that uncertainties inherent in preclinical and clinical research and development up through and including obtaining marketing approval and potential post marketing approval clinical requirements precludes us from being able to make any reasonable estimation of the timing of future revenues, if any, from our current product development programs, or to reasonably estimate the amount and timing of future expenditures. We respectfully direct the Staff to our disclosures regarding these factors at page 33 in Management’s Discussion and Analysis. Supplementally, we refer the Staff to Use of Proceeds at page 25 where we discuss the Company’s belief that the use of proceeds from this offering will be sufficient to fund its currently planned clinical development of NGX-4010 in PHN and HIV-DSP, fund at least one Phase 3 study in PDN and fund to advance our opioid analgesic program into Phase 2. Additionally, we have clarified in the disclosures under Research and Development the Company’s current expectation with regard to timing for filing for marketing approval for NGX-4010 in both Europe and the United States.

John L. Krug

U.S. Securities and Exchange Commission

March 16, 2007

Critical Accounting Policies and Significant Judgments and Estimates, page 32

23.	Please note that your disclosures should address material implications of uncertainties associated with the methods, assumptions and estimates underlying the company’s critical accounting measurements. Consistent with Section V of Financial Reporting Release 72, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, please include the following disclosures:

•	Disclose your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result for its application over time.

•	Specifically address why your accounting estimates or assumptions bear the risk of change.

•	Analyze, to the extent material, such factors as how accurate the estimate/assumption has been in the past, how it has changed in the past, and whether it is reasonably likely to change in the future.

•	Analyze the estimate/assumption specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect.

In response to the Staff’s comment, we respectfully point the Staff to pages 32 through 37. We respectfully submit to the Staff that uncertainties and assumptions associated with the Company’s accounting estimates are adequately disclosed. The Company believes that, where applicable, it has disclosed estimates and assumptions or uncertainties that are likely to change, and that actual results could differ from its estimates.

Liquidity and Capital Resources, page 36

24.	You should discuss the cash flow statement and significant variations in any line items from period to period. For example, explain why accrued research and development increased during all periods presented. Also address the significant changes in accounts payable.

In response to the Staff’s comment, we have added a discussion in Liquidity and Capital Resources regarding the sources and uses of cash from operating, investing and financing activities.

John L. Krug

U.S. Securities and Exchange Commission

March 16, 2007

25.	Please provide disclosures required by Item 303(a)(5) of Regulation S-K, in the tabular format required. In so doing, please include all long term liabilities and the interest to be paid on long-term debt as it would appear that these represent future legal obligations. Please refer to Financial Reporting Release 67.

In response to the Staff’s comment, we have added a tabular disclosure in accordance with Item 303(a)(5) of Regulation S-K in Liquidity and Capital Resources.

Neuropathic Pain Conditions, page 41

26.	Please expand the discussion to clarify the size of the market for the indications for which your product is designed to treat.

In response to the Staff’s comment, we have added disclosure in the Neuropathic Pain Conditions section of the Amendment No. 1 to clarify that our lead product candidate is designed to treat all peripheral neuropathic pain conditions. As we have also disclosed, the Company intends to seek approval in Europe to market NGX-4010 for peripheral neuropathic pain in general. Additionally, disclosure regarding the size of the markets for the particular indications for which we are engaged in clinical trial activities is set forth under “Clinical Trials – NGX-4010 – Initial Target Indications” under the headings “Potential Market.”

Clinical Trials, page 43

27.	Please discuss the significance of not meeting primary endpoints.

In response to the Staff’s comment, we have added disclosure regarding the significance of not meeting primary endpoints.

28.	Please explain the meaning of the term “open label extension.”

In response to the Staff’s comment, we have explained the meaning of the term “open label extension.”

29.	Explain the significance of the p value.

In response to the Staff’s comment, we have explained the significance of the p value.

John L. Krug

U.S. Securities and Exchange Commission

March 16, 2007

General Safety Findings, page 44

30.	Please expand the discussion to indicate the number of individuals receiving repeated treatments and the number of treatments they received.

In response to the Staff’s comment, we have added additional disclosure to the general trial design description to clarify that NGX-4010 is a single application treatment. We have also added disclosure, in conjunction with the Staff’s comment 28, above, explaining that single application retreatments occur during open label extensions.

Patents and Proprietary Rights, page 51

31.	Please expand your existing discussion or include a section describing, as applicable, your material collaboration, commercial and license agreements, and grants. The discussion of each agreement should include the material terms of each, including, but not limited to, the aggregate amounts of any milestone payments, termination provisions, minimum royalty payments, financial commitments, aggregate amounts paid to date, and any other material terms.

In response to the Staff’s comment, we have added additional disclosure to the description of material terms of the two agreements that the Company deems material, the LTS Agreement and the Exclusive License Agreement between the Company and the Regents of the University of California.

Stock Options and equity awards, page 69

32.	If the reference to an independent third party valuation is retained you should name the expert and provided the expert’s consent.

In response to the Staff’s comment, we have eliminated reference to an independent third party valuation.

John L. Krug

U.S. Securities and Exchange Commission

March 16, 2007

Report of Independent Registered Public Accounting Firm, page F-2

33.	The third paragraph of the auditors’ report appears to emphasize an uncertainty which does not appear to be contemplated by AU 508. Please ask your auditors to either comply with AU 341 or remove the uncertainty paragraph.

In response to the Staff’s comment, we respectfully advise the Staff that the audit report for the year ended December 31, 2006 included in Amendment No. 1 has been updated to include an explanatory paragraph about the Company’s possible inability to continue as a going concern for a reasonable period of time under AU 341.03(c).

Consolidated Financial Statements

Balance Sheet, page F-3

34.	Please tell us and clarify in the filing why it is appropriate to reclass the preferred stock warrant liability to additional paid-in capital in the pro forma balance sheet. Refer also to the Capitalization Table on page 25. Please address SFAS 150, FSP 150-5, EITF 00-19, and/or any other literature that is appropriate.

In response to the Staff’s comment, we have revised the text on page F-9 to disclose the fact that all outstanding shares of preferred stock will automatically convert upon the closing of the Company’s initial public offering into shares of common stock. As such, the preferred stock warrant liability which represents the fair value of warrants issued to debt holders and investors to purchase preferred stock will also concurrently convert into warrants to purchase common stock. In accordance with SFAS 150 as clarified by FSP 150-5, when the underlying security of the financial instrument (common stock) is considered permanent equity, such warrants to purchase common stock will no longer be considered derivatives and therefore, will be reclassified into additional paid-in capital. Please also refer to our response to the Staff’s comment 39 below.

John L. Krug

U.S. Securities and Exchange Commission

March 16, 2007

Consolidated Statement of Stockholders’ Equity (Deficit), page F-5

35.	Please explain the line items “Reclassification of unvested common stock” at various per share amounts and update your footnote disclosures as appropriate. Include an explanation of how these reclassifications comply with the applicable authoritative guidance.

In response to the Staff’s comment, we respectfully advise the Staff that the reclassification of unvested common stock relates to the unvested portion of stock options early exercised. In accordance with EITF 00-23 Issue 33(b), the unvested portion of stock options early exercised represents a liability that the Company has recognized as part of other accrued liabilities on the face of the balance sheet. In the consolidated statement of stockholders’ equity, the Company has reflected the exercise of stock options on a gross basis (both vested and unvested portions) in the line items captioned “Issuance of common stock upon exercise of stock options for cash” and therefore reclassification of the unvested portion to liabilities is necessary to comply with EITF 00-23. We supplementally advise the Staff that the related footnote disclosure is on page F-25 in the second paragraph under the 2000 Stock Incentive Plan.

36.	Please direct us to existing disclosures or include disclosures related to the “issuance of common stock upon payment of note receivable.” Please tell us how you valued the stock awards subject to variable accounting discussed in “Notes Receivable from Stockholders” on page F-24 and provide a calculation of the amount of compensation recorded in 2006.

In response to the Staff’s comment, we have amended disclosures related to notes receivable on page F-24 to include shares issued upon payment of notes receivable during the fiscal years ended December 31, 2005 and 2006.

Please also refer to our response to the Staff’s comment 45.

We supplementally advise the Staff that, in applying variable accounting for these notes receivable, we followed the guidance provided by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”) and Financial Accounting Standards Board Interpretation No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans (“FIN 28”) in which we computed the intrinsic value of each underlying stock option grant as of each reporting date and recorded additional compensation expense in accordance with the accelerated method specified in FIN 28.

The Company accepted notes receivable in exchange for the early exercise of stock options by a number of executives from 2000 through December 31, 2004. The Company commenced variable accounting for these notes receivable as of December 31, 2002. The stock compensation expense relating to variable accounting for promissory

John L. Krug

U.S. Securities and Exchange Commission

March 16, 2007

notes on pages F-24 and F-25 of $1,587,000 for the year ended December 31, 2006 relates to the issuance of 2,133,333 shares of common stock pursuant to the early exercises of stock options by current employees and ex-employees. The early exercises by the ex-employees were during their respective employment and all vesting relating to such stock option grants was completed prior to their termination. However, the notes receivable remained outstanding after their respective termination dates and therefore variable accounting was applied. We computed the amount of compensation recorded in 2006 related to variable accounting for notes receivable from stockholders as follows:

•

We computed the intrinsic value of the grants as of December 31, 2006. We compared the re-assessed fair value of common stock against the respective exercise prices in performing this computation. A similar computation was performed for the intrinsic value of the grants as of December 31, 2005.

•

We then multiplied the intrinsic value of each option with the percentage vested as determined using the accelerated method (which is dependent on the vesting features of each option, whether ratable or cliff vested and generally over four years for the stock options and three years for the restricted stock) as of December 31, 2005 and 2006.

•

Compensation expense recorded during 2006 relating to these grants was $1,587,000 which represents the difference between the cumulative amount of compensation expense as of 2006 less the cumulative amount of compensation expense recognized as of 2005 for these grants.

Notes to Consolidated Financial Statements, page F-8

37.	Please disclose in the financial statements, at a minimum, the following information for all equity instruments (i.e. options, warrants, preferred stock etc.) granted to employees and non-employees during the 12 months prior to the date of the most recent balance sheet included in the filing:

a.	For each grant, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option

b.	Whether or not the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective

c.	Whether or not the valuation specialist was a related party.

John L. Krug

U.S. Securities and Exchange Commission

March 16, 2007

In response to the Staff’s comment, we have revised the text in Management’s Discussion and Analysis to disclose the number of options granted, the exercise price, the weighted-average reassessed fair value and weighted-average intrinsic value for each month in the twelve month period ended December 31, 2006.

Additionally, please see our response to the Staff’s comment 38.

38.	If the Valuation of equity instruments was not performed contemporaneously, please disclose in the Management’s Discussion and Analysis the following information relating to your issuances of equity instruments:

a.	A discussion of significant factors, assumptions, and methodologies used in determining fair value

b.	A discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price or if a contemporaneous valuation by an unrelated valuation specialist was obtained subsequent to the grants but prior to the IPO, the fair value as determined by the valuation.

c.	The valuation alternative selected and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

d.	Disclose the intrinsic value of outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance-sheet date presented.

In response to the Staff’s comment, we have revised the text in Management’s Discussion and Analysis to disclose the significant factors, assumptions and methodology used in reassessing the fair value of the Company’s common stock. We have also included a discussion of significant factors contributing to the difference between the fair value as of the date of each grant and the estimated price per share of the Company’s common stock in the initial public offering, the basis for our valuation alternative selected and the intrinsic value of outstanding vested and unvested options based on the estimated price per share of the Company’s common stock in the initial public offering and the options outstanding as of December 31, 2006.

Supplementally, Appendix A hereto provides detailed Company analysis for the Staff to review in conjunction with the additional Management’s Discussion and Analysis disclosure.

John L. Krug

U.S. Securities and Exchange Commission

March 16, 2007

Summary of Significant Accounting Policies, page F-9

Cumulative effect of change in accounting principle, page F-15

39.	Please tell us whether you have considered the convertible feature of the preferred stocks into which the warrants are exercisable when determining the warrants to be a liability under SFAS 150

In response to the Staff’s comment, we respectfully inform the Staff that we considered the convertible feature of the preferred stock into which the warrants are exercisable when determining the warrants to be a liability under SFAS 150. The Company’s preferred stock has been classified as mezzanine on the balance sheet instead of as stockholders’ equity, in accordance with ASR 268 and EITF Topic D-98, because certain events outside the control of the Company (such as change in control) can cause redemption. Additionally, all of the Company’s Series A, B, C and C2 preferred stock are convertible into common stock upon the holder’s option and other situations provided for in the Amended and Restated Certificate of Incorporation including an automatic conversion upon an initial public offering. Therefore, despite the fact that the Company’s convertible preferred shares are mandatorily redeemable at a stated date, in addition to being subject to redemption under certain “liquidation” scenarios, including liquidation, sale or transfer of control of the Company, with the adoption of SFAS 150 starting January 1, 2005, these shares are considered contingently redeemable and remain as mezzanine equity.

FSP 150-5, which was issued on June 29, 2005, concluded in paragraph 5 that “Paragraph 11 of Statement 150 applies to freestanding warrants and other similar instruments on shares that are either puttable or mandatorily redeemable regardless of the timing of the redemption feature or the redemption price because those instruments embody obligations to transfer assets. Therefore, paragraph 11 applies to warrants on shares that are redeemable immediately after exercise of the warrants and also to those that are redeemable at some date in the future.” As the warrant holders have two paths to liquidity, 1) an IPO, or 2) Liquidation Event, including a change in control, the warrant holder would presumably hold the instrument until such liquidity event occurs. As discussed above, the Company cannot control which of the liquidity paths will be taken. As one path (the liquidation event) will necessarily lead to the payment of cash to the holder, we have deemed that the instrument should be accounted for as a liability.

John L. Krug

U.S. Securities and Exchange Commission

March 16, 2007

40.	Please explain your conclusion that reclassification of these warrants from equity to liability upon the adoption of SFAS 150 in earlier periods was not required. Further explain why reporting the reclassification as a change in accounting principle versus reporting a correction of an error was considered appropriate.

In response to the Staff’s comment, we respectfully advise the Staff that we followed the guidance provided by paragraph 3 of FSP 150-3 that “defers the effective date of Statement 150 for mandatorily redeemable financial instruments issued by nonpublic entities that are not Securities and Exchange Commission (SEC) registrants.” The Company adopted SFAS 150 upon adoption of FSP 150-5 effective July 1, 2005 which transition was described at paragraph 8 as follows: “The guidance in this FSP shall be applied to the first reporting period beginning after June 30, 2005. If the guidance in this FSP results in changes to previously reported information, the cumulative effect shall be reported according to the transition provisions of Statement 150 in the first reporting period beginning after June 30, 2005.”

41.	Please provide the following information regarding your preferred stock warrant liability:

•	Clarify to us why you believe the warrants are within the scope of SFAS 150-5 and SFAS 150.

•	Tell us how you have addressed paragraph A9 of SFAS 150 and paragraphs 6-7 of FSP 150-5.

•

Provided additional disclosure in the filing regarding the terms of each series of preferred stock, specifically stating the preferred stock is convertible mandatorily redeemable preferred stock, if true.

•	If you determine that SFAS 150 and FSP 150-5 are not applicable, please provide us an analysis of SFAS 133 and EITF 00-19 for the warrants.

Please refer to our response to the Staff’s comment 39.

We supplementally inform the Staff that the conversion option for the Company’s preferred stock has no expiration date and is deemed to be substantive in nature. Therefore, the Company has classified its preferred stock as contingently redeemable.

We respectfully inform the Staff that the Company’s preferred stock is not mandatorily

John L. Krug

U.S. Securities and Exchange Commission

March 16, 2007

redeemable despite scheduled redemption dates from an SFAS 150 classification perspective due to the option to convert to common stock at any time at the election of the preferred stockholder. Under SFAS 150 paragraph 10, this conversion feature results in the classification of the preferred stock as contingently redeemable. We have amended the second paragraph in the disclosure under Preferred Stock Warrant Liability on page F-16 to remove the word “mandatorily.”

Redeemable Convertible Preferred Stock, F-20

42.	Please expand your disclosures to discuss how you allocated the proceeds from the issuances of the mandatorily redeemable convertible preferred stock. Discuss the significant assumptions underlying the allocation, and how you considered whether a beneficial conversion feature exists. Please explain how your accounting for this feature complied with EITF 98-5 and 00-27.

In response to the Staff’s comment, we have amended the disclosures on page F-21 relating to Redeemable Convertible Preferred Stock to include the allocation of the fair value of warrants issued in connection with the Series C2 preferred stock financing. We respectfully inform the Staff that there is no beneficial conversion feature relating to the Series C2 preferred stock financing as the reassessed fair value of the common stock at the points in time during the years ended December 31, 2005 and 2006 that the preferred stock sold were below the sale price per share of the Series C2 preferred stock of $0.75.

Preferred Stock Warrant Liability, page F-22

43.	Please include information about the warrants similar to the tabular disclosure on page F-26 for the company’s stock option plan activity.

In response to the Staff’s comment, we respectfully point out to the Staff that there have been no changes in the status of preferred stock warrants issued during the years ended December 31, 2005 and 2006 as presented on page F-22. In January and February 2007, certain of our warrants to purchase Series C2 preferred stock was exercised which are disclosed as subsequent events on pages F-21 and F-22. We supplementally inform the Staff that the change in the fair value of the preferred stock warrants between December 31, 2005 and December 31, 2006 is disclosed on page F-16 in the second paragraph under Preferred Stock Warrant Liability.

John L. Krug

U.S. Securities and Exchange Commission

March 16, 2007

44.	Please provide us a calculation of the fair value of the warrant liability at December 31, 2006. Clarify how your assumptions were derived.

In response to the Staff’s comment, we respectfully provide the following information regarding the accounting treatment for our issuances and valuation of preferred stock warrants:

During 2006, the Company issued warrants exercisable for shares of Series C2 preferred stock at four separate occasions during 2006. Three issuances of such warrants (in February, May and August 2006) were in connection with closings of the Company’s Series C2 preferred stock financing while one issuance (in July 2006) was in connection with the Company’s debt financing. We accounted for each issuance of warrants as follows:

•

We determined the fair value of the warrants issued using the Black-Scholes valuation method on date of issuance (see the discussion of the assumptions used below, also see values on date of issuance in the table below). The fair value of these warrants were determined to be $1,220,000 on February 1, 2006 (related to the 1st and 2nd closings of the Series C2 preferred stock financing), $924,000 on May 1, 2006 (related to the 3rd closing of the Series C2 preferred stock financing), and $927,000 on August 15, 2006 (related to the 4th closing of the Series C2 preferred stock financing) and $469,000 on July 5, 2006 (related to our debt financing).

•

For those warrants issued in connection with the preferred stock financing, the initial fair value of the warrants issued were recorded as a debit to the account (representing issuance cost) and a credit to the preferred stock warrant liability account.

•

For those warrants issued in connection with debt financing, the initial fair value of the warrants issued were recorded as a debit to a debt premium account and a credit to the preferred stock warrant liability account.

Additionally, the Company issued warrants exercisable for its Series A and Series B preferred stock in connection with debt financing in 2000 and 2002. All such related debt has been fully repaid prior to 2006. Upon adoption of FSP 150-5 on July 1, 2005, we accounted for these warrants as follows:

•

We determined the fair value of the warrants issued using the Black-Scholes valuation method (see the discussion of the assumptions used below) on adoption date of FSP 150-5 of July 1, 2005. The fair value of these warrants was determined to be $32,000 on July 1, 2005.

John L. Krug

U.S. Securities and Exchange Commission

March 16, 2007

•

As these warrants were originally issued in connection with debt financing which have been fully repaid by July 1, 2005, we recorded the debit as a cumulative effect of a change in accounting principle while the credit was recorded to the preferred stock warrant liability account.

At year-end 2005, we re-measured the fair value of these warrants using the Black-Scholes valuation method (see the discussion of the assumptions used below). There was no material change from the re-measurement of the fair value of these warrants as of December 31, 2005 and therefore, the liability remained at $32,000 for these warrants.

At year-end 2006, we re-measured the fair value of all warrants recorded as liabilities using the Black-Scholes valuation method (see the discussion of the assumptions used below). As a result of our re-measurement, we determined that the fair value of the preferred stock warrant liability at December 31, 2006 is $7,549,000 and recorded the corresponding movement in fair value of the warrants of $3,273,000 to “Other Income/Expense” as follows:

	Purpose	Number of Shares	Fair Value As of			Change in Fair Value during 2006
Warrants			December 31, 2005	various issuances during 2006	December 31, 2006
Series A		33,600	$20,000	N/A	$29,000	$9,000
Series B		20,000	$12,000	N/A	$17,000	$5,000
Series C2	Preferred Stock Financing:
	1st Closing	3,711,449	$704,000	$304,000	$1,885,000	$877,000
	2nd Closing	3,188,778	N/A	$916,000	$1,619,000	$703,000
	3rd Closing	3,188,778	N/A	$924,000	$1,607,000	$683,000
	4th Closing	3,355,445	N/A	$927,000	$1,691,000	$764,000
Series C2	Debt Financing	840,000	N/A	$469,000	$701,000	$232,000

		14,338,050	$736,000	$3,540,000	$7,549,000	$3,273,000

John L. Krug

U.S. Securities and Exchange Commission

March 16, 2007

We determined the fair values of warrants exercisable into the Company’s preferred stock by applying the Black-Scholes valuation method. We determined the assumptions used in applying the Black-Scholes valuation method as follows:

•

The stock price on the balance sheet date was the “cheap stock” reassessed fair value of the common stock. As the value of the rights and preferences of the preferred stock decrease closer to consummation date of the Company’s initial public offering, the Company deemed it to be reasonable to use the deemed fair value of the common stock (arising from the consideration of cheap stock in the initial public offering) as proxy for the fair value of the preferred stock.

•

The method of deriving the volatility used in valuing these warrants was consistent with that used to derive the volatility used in our SFAS 123R computation. The Company had evaluated peer group companies in deriving its volatility in accordance with SAB 107. Using the same peer group companies, the Company derived the volatility for its warrants taking into consideration the maximum contractual life of these warrants less the lapsed time since issuance dates. Additionally, the Company deemed it reasonable to apply the volatility of common stock to this computation for the volatility of warrants exercisable for preferred stock given that the issuances and valuations of these warrants were in close proximity (within 18 months) of the expected date of our initial filing of the Company’s Form S-1 for our initial public offering.

•	The term used was the maximum contractual life of the warrant less the lapsed time since issuance date in accordance with SAB 107.

•	The risk-free interest rate was obtained from the corresponding U.S. Treasury rates for bonds of the same maturity period as the warrant.

•	0% dividend rate as no dividends have been declared by the Company to date.

John L. Krug

U.S. Securities and Exchange Commission

March 16, 2007

Stockholders’ Equity (Deficit), page F-23

Notes Receivable from Stockholders, page F-24

45.	Please disclose the amount of the notes receivable from stockholders at each balance sheet date on the face of the Balance Sheet. Refer to Rule 4-08(k), 5.02(30) and Staff Accounting Bulletin 4:E.

In response to the Staff’s comment, we respectfully inform the Staff that the notes receivables from stockholders are related to non-recourse notes receivable issued in connection with early exercises of stock options accounted for in accordance with Issue 34 of EITF 00-23. As item (d) of issue 34 was present in which the Company had previously accepted a recourse note upon exercise and subsequently converted the recourse note to a nonrecourse note, the recourse note should be considered to be nonrecourse in nature. Therefore, under APB 25, the arrangement continues to be a stock option award for accounting purposes and is not accounted for as an exercised stock option award. The Company has amended its disclosure on page F-24 to clarify the nonrecourse nature of these notes receivable balances.

We would very much appreciate the Staff’s prompt review of Amendment No. 1. Should you have any follow-up questions, please call me at (650) 320-4872.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ David J. Saul David J. Saul

APPENDIX A

SUPPLEMENT TO COMMENT 38 RESPONSE

The purpose of this supplement is to provide the Staff with the analysis by the Company’s board of directors (the “Board”) of the fair value of the Company’s common stock from January 1, 2005 to the date of the initial filing of the Registration Statement (the “Review Period”) and the analysis of the Company’s reassessed fair value in light of the criteria set forth in the American Institute of Certified Public Accountant’s Practice Aid regarding “Valuation of Privately Held Company Equity Securities Issued in Other than a Business Combination.”

Board of Directors Common Stock Valuation Analysis

A. Background

Since the Company’s inception, the Board has consistently been comprised of individuals with significant experience as directors of publicly-traded companies and individuals with significant business, finance and venture capital experience. Messrs. Bienaime and Kurtz, both Chief Executive Officers of publicly-traded companies, have regularly participated in valuation and option pricing activities for their current and former companies. Messrs. Nelsen and Turner and Ms. Marduel are each managing directors of large venture capital funds and have significant venture capital investing experience, which includes valuing privately-held companies for investment purposes as well as representing their funds’ investments as members of the boards of directors for certain of their portfolio companies. In such capacities, each has extensive experience in valuation and option pricing.

B. Independent Appraisals

In addition, during the Review Period, the Company obtained independent appraisals of the fair value of its common stock from Houlihan Lokey Howard and Zukin (“HLHZ”), a firm that is experienced in the valuation of private companies, to assist the Board in its fair market value analysis. The appraisals were conducted contemporaneously as of December 31, 2005 and November 30, 2006.

C. Methodology Used to Determine Fair Value at Date of Grant

The Board evaluated various factors in determining the value of the Company’s common stock for purposes of determining the exercise prices of stock options and restricted stock grants made during the Review Period (the “Grants”). All such valuation decisions were reached unanimously and were made at the time that the Grants were made. In the absence of a public trading market, the Board considered numerous objective and subjective factors to determine the fair value of common stock at each grant date, including the factors described below:

•	The grants involved illiquid securities in a private company;

•

The prices at which preferred stock was issued by the Company in its two most recent preferred stock financings, executed in February 2004 and November 2005, and the rights and privileges associated with those preferred stock issuances;

•

The liquidation preferences of all of the Company’s preferred stock issuances and the potential impact those liquidation preferences would have on the value available to common shareholders in a liquidity event;

•	Equity market conditions and trading ranges of comparable public companies; and

•	The likelihood and timing of achieving a liquidity event for the shares of common stock, such as an initial public offering or the sale of the Company, given prevailing market conditions.

The Board specifically took into account the following provisions of the Company’s preferred stock in determining the fair value of the common stock at the time of the Grants:

•

Upon liquidation of the Company, the holders of the preferred stock are entitled to receive, in preference to any distribution of assets to holders of common stock, an amount equal to the applicable original preferred stock issuance price, plus all declared but unpaid dividends on such shares of preferred stock. As of December 31, 2005 and 2006, the aggregate liquidation preference for these preferred stock issuances totaled approximately $72 million, and $87 million, respectively;

•

After payment of the aggregate liquidation preference to the holders of the preferred stock, the participation rights of the preferred stockholders also provides for the pro rata sharing of liquidation proceeds with the holders of common stock up to three times the applicable original preferred stock issuance price (inclusive of the initial liquidation preference);

•

The mandatory redemption features of the preferred stock provide that after June 30, 2008 the preferred stock issuances will be mandatorily redeemable in three annual installments upon the election of the holders of a majority of the Company’s outstanding preferred stock in an amount equal to the original preferred stock issuance price, plus interest compounded annually at the rate of 10% per annum. The aggregate redemption amount for the preferred stock issuances as of the earliest redemption election date totals approximately $46 million, $50 million and $55 million at June 30, 2008, 2009 and 2010, respectively; and

•

The conversion and anti-dilution provisions of the preferred stock and the fact that the preferred stock would not automatically convert to common in an initial public offering below $150 million (approximately $1.00 per share of the Company’s common stock currently outstanding on a fully diluted basis) or with gross cash proceeds from such offering below $30 million.

Additionally, the Board considered important developments in the Company’s operations, most significantly related to the clinical development of the Company’s lead product candidate, NGX-4010, in setting fair market value at the times of Grants.

Methodology used to Determine Reassessed Fair Value for the Review Period

At the time of the grant of the stock options below, the Company believed that the then-current estimated fair value of common stock set by its Board was appropriate. However, with the benefit of hindsight (that is, knowing that the cumulative impact of its prior operational developments led to the Company’s current preparation for an initial public offering) and the resolution of numerous operational uncertainties existing at the time of the Grants, the Company has carefully considered the issues relevant to estimating the compensatory element of Grants made since January 1, 2005.

In reassessing the fair value of Grants, the Company took into account the valuation views of its financial advisors who are underwriters in this offering. During the Company’s underwriting selection process, its financial advisors identified ranges of potential value in an initial public offering at between approximately $1.00 and $1.30 per share. While not reflected in the Registration Statement, as filed, the Company currently anticipates a price range of approximately $1.10 to $1.30 per share for the Company’s common stock on a pre-reverse stock split basis. The Company has not yet adjusted the share and per share amounts for common stock and preferred stock in the Registration Statement to take into account an anticipated reverse stock split of the Company’s common stock. The Company currently anticipates that a future amendment to the Registration Statement will give effect to an anticipated reverse stock split, the exact amount of which will depend on market conditions and the underwriters’ estimate of an appropriate valuation.

Based on the various factors considered, the Company believes that it has recorded appropriate amounts of deferred stock-based compensation and related amortization of stock-based compensation expense related to those Grants (granted in 2005) under APB 25 and appropriately applied the reassessed fair value of common stock as an input in computing its stock-based compensation expense relating to Grants (granted in 2006) using the Black-Scholes valuation method in accordance with SFAS 123R.

Table A – Options Granted to Employees, Board Members and Consultants

Grant Date	Number Of Shares Granted	Exercise Price Per Share	Reassessed Fair Value Per Share	Reassessed Fair Value as a Percentage of $1.20*	Intrinsic Value
March 15, 2005	2,387,557	$0.13	$0.13	11%	$—
May 19, 2005	245,000	0.17	0.25	21	19,600
September 7, 2005	590,000	0.20	0.28	23	47,200
January 27, 2006	1,965,000	0.25	0.31	26	117,900
March 15, 2006	1,265,183	0.25	0.40	33	189,777
May 4, 2006	157,500	0.25	0.48	40	36,225
June 2, 2006	540,000	0.25	0.60	50	189,000
July 10, 2006	140,000	0.27	0.60	50	46,200
September 21, 2006	543,750	0.28	0.66	55	206,625
January 5, 2007	1,242,000	0.75	1.08	90	409,860
March 8, 2007	1,699,166	1.00	1.08	90	135,933

					$1,398,320

*	Mid-point of estimated filing range.

The Company believes that the reassessed fair value of the common stock as set forth in the Table A above is fair and reasonable in view of the Company’s specific business and general market conditions at the time of each option grant. The Company’s specific business conditions that led to the reassessed fair value are set forth below.

Significant Operations Developments Affecting Common Stock Fair Value

A. Business Operations – Pre-Review Period

The Company was founded in 1998 and commenced operations in 2000 to develop novel pain management therapies. The Company has devoted substantially all of its resources since inception to the development of NGX-4010, a dermal patch containing a high concentration of capsaicin, for the treatment of peripheral neuropathic pain conditions. These activities included the development of a product formulation, conducting pre-clinical and Phase 1 studies to determine the initial safety and potential clinical effect of the formulated product candidate and conducting larger scale Phase 2 and Phase 3 studies of the product candidate to determine safety and efficacy. In addition to these activities, the Company was involved in establishing its facilities, hiring employees, developing relationships with third parties to assist in product development, manufacturing and clinical trial execution and raising sufficient capital to allow for the execution of the Company’s business plan. The Company has completed four preferred stock financings as follows:

Stock:	Initial Closing:	Proceeds:
Series A	June 2000	$7,500,000
Series B	January 2002	$23,000,000
Series C	February 2004	$36,000,000
Series C2	November 2005	$20,000,000

In the year leading up to the Review Period, the Company underwent a number of critical events in the clinical development program for NGX-4010. In early 2004, the Company was in the process of conducting two large scale studies of NGX-4010 for the treatment of postherpetic neuralgia (“PHN”) and one large scale study for the treatment of HIV distal sensory polyneuropathy (“HIV-DSP”). In anticipation of what the Company hoped to be positive studies, the Company assembled an investment banking team and began the process of filing for an initial public offering. The offering was known to be contingent on the successful outcome of one or both of the PHN studies, the results of which were expected to be available in mid-2004.

In July and August 2004, the Company learned that both of the PHN studies failed to meet their primary endpoints. As a consequence, the Company, together with its Board and investors, evaluated the future prospects for the Company, including the potential to wind down operations. A winding down of the Company at this point in time would have resulted in preferred stock investors receiving less than their initial investment in the Company and would have resulted in common stock holders receiving nothing for their ownership in the Company. In response to the clinical results and investor concern, the Company was restructured, eliminating approximately 50% of its staffing, suspending a number of clinical trials related to the PHN indication and reducing its facility and overhead costs in an effort to preserve capital while the Company worked to better understand its clinical results. Over the ensuing months, the Company diligently evaluated the results of the two failed studies, while its HIV-DSP study continued. The results of the evaluation of the PHN studies, which included soliciting the input of the Company’s scientific advisory board, key investigators involved in the studies, consultants familiar with clinical studies in pain, expert statisticians to assist in analyzing the data resulting from the study and, finally, consultation with U.S. Food and Drug Administration (“FDA”), led the Company to the conclusion that it should continue the development of NGX-4010 in the treatment of PHN. As a consequence, the Company developed an operating plan that would enable it to complete the ongoing HIV-DSP study and to complete an additional study in PHN that would serve to validate what the Company believed it understood about how NGX-4010 worked in PHN patients.

B. Business Operations – January 1, 2005 to December 31, 2005

The Company began 2005 with reduced staffing resulting from the staff reduction that took place in September 2004 as a result of the failure of the PHN clinical trials to reach their primary endpoints. The Company’s staffing was further reduced by the unplanned departure of two key members of the senior management team, its Chief Medical Officer and its Vice President of Pharmaceutical Sciences. The Company developed a plan to continue to develop NGX-4010 in PHN and in the first quarter of 2005 completed the protocol development for a Phase 3 study in PHN. This protocol was then reviewed and approved by the FDA. This Phase 3 study was intended to validate the analysis that had been done on the previous PHN studies that had failed to meet their primary endpoint.

In March 2005, the Company analyzed data from a Phase 2 study, which was designed to evaluate whether there was any impact on efficacy of NGX-4010 of alternate topical anesthetics used to desensitize the skin prior to application of the patch. This study represented the first data from patients suffering from PDN. While this was not a controlled study, the data from this study provided some optimism on the part of the Company that NGX-4010 might be efficacious in PDN and motivated the Company to evaluate a potential clinical program in PDN. However, the initiation of a PDN clinical trial program was deferred as cash resources were not adequate at the time to fund it.

In April 2005, the Company unblinded its Phase 3 study in HIV-DSP. This study met its primary endpoint and, although concern lingered related to the PHN program, the study results provided positive evidence of the potential for both NGX-4010 and the Company, although this optimism was muted as HIV-DSP is, by itself, a relatively small market opportunity.

In May 2005, the Company developed a revised business plan which reflected a confirmatory Phase 3 study in HIV-DSP, as well as a Phase 3 study in PHN (C116) that was just initiated that month. This plan allowed for minimal rebuilding of staffing levels, but required that the Company raise additional equity capital. As a consequence, the Company began discussing the potential for an initial public offering with its investors, and investment banking firms. These discussions indicated that the Company would not be able to complete an initial public offering at the Company’s current stage of development (the initial public offering market market remained poor – and while the Company did have a successful Phase 3 study in HIV-DSP, the market for HIV-DSP is relatively small and lingering concerns about the PHN program remained). The Company was advised that its initial public offering prospects would depend upon a successful PHN study.

In September and October 2005, the Company met with the FDA and the European regulatory authorities, proposing that, among other things, its HIV-DSP study result was sufficiently robust to warrant single study marketing approval. This proposal was rejected by all agencies consulted.

In November 2005, the Company again evaluated, due to perceived changes in the conditions of equity capital markets, whether an initial public offering would be feasible. Again, the conclusion reached was that the Company needed to wait until it received positive PHN results before attempting to complete an initial public offering.

In November 2005, the Company executed a purchase agreement for a Series C2 preferred stock financing. This was an inside led round which priced the Series C2 preferred stock at $0.75 per share (flat with the last round) but also provided 50% warrant coverage with a per share exercise price for the shares of Series C2 preferred stock underlying the warrants of $0.75. The financing was split into four tranches of $5 million each. The first three tranches (or $15 million) were committed for funding on dates certain (the first of which was funded on the date of execution). The final tranche of $5 million was contingent on successful results from the Company’s C116 study in PHN. Prior to the execution of the Series C2 preferred stock purchase agreement, the Company attempted to secure new lead investors in such financing, having discussed such offering with numerous large, well respected venture capital firms. Consistently, the feedback received indicated that the Company’s valuation, given the current market, was too high. However, the Company was successful in attracting two new investors to the round through connections of one of its lead (existing) investors. These two investors ended up subscribing to about 25% of the Series C2 preferred stock financing.

In December 2005, the Company hired a Chief Medical Officer, a key senior management position.

As of December 31, 2005, an independent appraisal by HLHZ concluded that the fair value of the Company’s common stock was in the range of $0.25 to $0.31 per share.

As a result of the events during the course of 2005, in determining the Company’s reassessed value of common stock, the Company has determined that reassessed fair value should be increased as of the time that it learned of the successful results of its Phase 3 HIV-DSP study. At such time, the Company increased the reassessed fair value to the low end of the range provided by HLHZ as valued at December 31, 2005. From the date of the positive HIV-DSP result through the end of 2005, the Company increased its assessment of fair value taking into account the progress being made in the business such that at the end of 2005 (the date of the HLHZ appraisal) its reassessed value was at the top of the range provided by HLHZ.

C. Business Operations – January 1, 2006 to Present

In March 2006, the Company held a consultation with the FDA regarding its manufacturing plans. In that meeting, the Company gained further insight into the FDA’s interpretation of certain requirements governing the appropriate filing requirements for the Company’s active ingredient, capsaicin. As a result of this information, the Company determined the need to modify manufacturing validation program which, among other things, required that it change certain of its supplier relationships. This change resulted in additional expense and time required before filing for marketing approval in both Europe and the United States, delaying the potential first commercial introduction of NGX-4010.

In April 2006, the Company initiated the eIND for NGX-1998. The purpose of this eIND was to evaluate this alternative formulation of high concentration capsaicin in healthy persons.

In June 2006, the Company received acknowledgment from the European Agency for the Evaluation of Medicinal Products that NGX-4010 would qualify for a centralized filing procedure. This meant that instead of filing individually in each country, the Company would be able to access a central filing process where a single application could apply to all European Union member states.

In June 2006, the Company received a verbal indication of interest to acquire the Company for $125.0 million. The value suggests a per share common price (considering liquidation preferences) of approximately $0.18 per share. On an as-converted basis, the per share price would have been approximately $0.81 per share.

In July 2006, the Company entered into a venture loan agreement for a total of $10.0 million in venture debt. This venture debt facility helped to extend the Company’s cash resources and enabled it to defer a potential equity fund raising event until it had additional clinical information available.

In August 2006, the Company’s investors agreed to waive the contingency of the last tranche of the Series C2 preferred stock financing.

In October 2006, the Company unblinded its C116 study in PHN, which met its primary endpoint. This result validated the clinical program in PHN and enabled the potential for the filing for marketing approval in Europe in the first half of 2007.

In October and November 2006, the Company initiated conversations with investment banks to determine whether there was, given its most recent Phase 3 study result in PHN, an opportunity for the Company to complete an initial public offering.

In early December 2006, five investment banks presented to the Board their views regarding the potential for an initial public offering of the Company’s common stock. Based on those presentations, the Board concluded to proceed with selection of an investment banking team and initiation of the process to file a registration statement for an initial public offering.

As of November 30, 2006, HLHZ updated their independent appraisal of the Company’s common stock fair value. This report concluded, after evaluating potential exit values, initial public offering values in the market, probability of timing of either of those events, comparable company valuations, impact of liquidity discounts and preferred stock preferences, and other factors, that the Company’s common stock was fairly valued at a range of between $0.70 to $0.82 per share.

On December 12, 2006, the Company held its organizational meeting for filing of an initial public offering.

In late December 2006, the Company received a nonbinding acquisition offer reflecting a range in value of $130.0 to $150.0 million subject to diligence. At the midpoint of that valuation, the implied value to common shareholder, taking account of preferred stock preference items, was approximately $0.28 per share. On an as-converted basis, the implied per share price of this offer at midpoint of the range is approximately $0.91 per share.

On February 7, 2007 the Company filed its registration statement for the currently proposed initial public offering.

In February 2007, the Company received a revised nonbinding acquisition offer which included upfront payments of $125 million and various milestone payments to be made to stockholders in the event that certain clinical, regulatory and sales related activities were achieved. The risk adjusted net present value of this acquisition offer was estimated at approximately $155 million. The implied value of this offer to holders of common stock, after taking into account the liquidation preference, was approximately $0.33 per share. On an as-converted basis the implied value of this offer was approximately $1.00 per share.

As a result of the events during the course of 2006, in determining the Company’s reassessed value of common stock, the Company believes that the primary event which resulted in increased value to its common stockholders was the successful Phase 3 study completed in PHN in November 2006. As indicated in the above chronology of events, prior to attaining the results of the positive PHN Phase 3 data, significant consultation with investment bankers indicated that attempting to complete an initial public offering was not advisable. As a result, prior to November, the Company believes that the only potential liquidity event would have been through a sale of the Company, and, due to the liquidation preference of the preferred stock (which amounted to approximately $95 million), that the amount of acquisition proceeds that would potentially have been available to holders of common stock, in a reasonably valued acquisition, would have been nominal.

Applying hindsight, the Company reassessed the fair value of its common stock and determined that incremental value should be attributed to the events as depicted above. However, the most significant increment of value was attributed to the PHN study results in November, and accordingly, the reassessed value took a significant increase upon attainment of that key milestone. As noted above, the Company’s reassessed value took into account the HLHZ appraisal, which was completed effective November 30, 2006. This appraisal established a fair value for the Company’s common stock at a range of $0.70 to $0.82 per share. Shares granted subsequent to that valuation have been reassessed to reflect approximately 90% of $1.20, the anticipated mid-point of the range of the offering.

The estimated price range of the Company’s common stock in the its currently proposed initial public offering is based upon initial discussions with the Company’s financial advisors who are acting as underwriters for the Company’s proposed initial public offering. At this writing, no firm valuation has been determined for this offering.

However, current conversations with underwriters indicate the potential for the range of value to be reduced due to general market conditions. The Company has not, nor does it propose to, modify the amount previously recorded for deferred stock-based compensation, amortization of deferred stock-based compensation or stock-based compensation expense for any period based on these potentially lower estimates of valuation in the initial public offering. The Company believes that such treatment results in a conservative presentation of stock compensation expense.